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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                          Renaissance Solutions, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                  759924 10 3
                                 (CUSIP Number)



               O. Bruce Gupton, c/o Renaissance Solutions, Inc.,
              100 First Stamford Place, Stamford, CT  06903-6798
                                 (203) 975-0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 March 14, 1997
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 759924 10 3                                          PAGE 2 OF 4 PAGES
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       O. Bruce Gupton
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       Inapplicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
  NUMBER OF
                   1,010,000
   SHARES      -----------------------------------------------------------------
               8   SHARED VOTING POWER
BENEFICIALLY
                   -0-
 OWNED BY      -----------------------------------------------------------------
               9   SOLE DISPOSITIVE POWER
   EACH
                   911,750
 REPORTING     -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
PERSON WITH
                   -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,010,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------
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                                                               PAGE 3 OF 4 PAGES

     The following Item of the Schedule 13D relating to the common stock of Renaissance Solutions, Inc., $.0001 par value per share (the "Common Stock"), as previously filed by the person filing this Amendment No. 1 to Schedule 13D, is amended in its entirety to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

On March 12, 1997, Mr. Gupton sold 25,000 shares of Common Stock for $30.50 per share. On March 13, 1997, Mr. Gupton sold 15,000 shares of Common Stock for $30.50 per share. On March 14, 1997, Mr. Gupton sold 25,000 shares of Common Stock for $30.00 per share and 235,000 shares of Common Stock for $27.00 per share. These shares were sold by Mr. Gupton on the Nasdaq National Market in ordinary brokerage transactions pursuant to a registration statement on Form S-3 filed by the Company with the Securities and Exchange Commission. These transactions are collectively referred to herein as the "Sale."

As of June 19, 1997, after giving effect to the Sale, Mr. Gupton beneficially owned 1,010,000 shares of Common Stock (the "Shares"), representing 10.6% of the 9,552,218 shares of Common Stock reported by the Company to be outstanding as of such date.

Mr. Gupton currently has sole voting power and sole dispositive power over 911,750 shares of Common Stock. The remaining 98,250 shares of Common Stock (the "Escrow Shares") are held in escrow pursuant to the terms of an Escrow Agreement dated as of December 31, 1996 by and among the Company, Mr. Gupton and State Street Bank and Trust Company (the "Escrow Agreement"). Mr. Gupton has the right to exercise voting power over the Escrow Shares, but not dispositive power, while they remain in escrow.

To Mr. Gupton's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
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                                                               PAGE 4 OF 4 PAGES


                                   Signature
                                   ---------



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ O. Bruce Gupton
____________________________________________
O. Bruce Gupton


Dated as of June 27, 1997